CABO
MINING ENTERPRISES CORP.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 28 2005

DIVISION OF MARKET REGULATION


05006916

March 10, 2005

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC
U.S.A. 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAR 2 1 2005
WASH, D.C.
185
SECTION

Dear Sir of Madam:

RE: Cusip #12g3-2(b) No# 82-1401

Please find enclosed for Cabo Mining Enterprises Corp. the following:

1 News releases and Material Change reports from December 9, 2004 to March 1, 2005.
2. 2nd Quarter Financial Statements ending December 31, 2004

If you have any questions or need further information, please feel free to give us a call.

Sincerely,
CABO MINING ENTERPRISES CORP.

Linda Teneycke
Executive Assistant

Enclosures

PROCESSED
APR 01 2005
THOMSON
FINANCIAL

3rd Floor • 120 Lonsdale Avenue, North Vancouver BC, Canada V7M 2E8 • Tel: (604) 984 - 8894 • Fax: (604) 983 - 8056
www.cabo.ca ○ info@cabo.ca

#1253-2(b) 82-1401

CABO
MINING ENTERPRISES CORP.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 28 2005

DIVISION OF MARKET REGULATION

For Immediate Release: December 9, 2004

CONTACT: John A. Versfelt,

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CABO ANNOUNCES PROGRESS ON EXPLORATION PROJECTS AND HEAD OFFICE MOVE

Vancouver, BC – Cabo Mining Enterprises Corp. announces today the following update on work completed, results obtained and work programs planned for the Company's Cobalt Area, Electrum Lake, Hope Lake and Skead Properties exploration projects in Ontario.

Cobalt Area Project

During 2004, all new collected data has been integrated with published historical information and government data. Two primary target areas have been selected from within the 600 claim unit Cobalt Area property. Work programs have focused on the search for "Cobalt Type" Ag-Co-Base Metal type targets. The targets include: 1) a northeast-southwest trending structural zone in the northern part of Gillies Limit North Township (The Kerr Lake –Waldman Trend) - which hosts the Waldman, Professor Adit, Oxford Shafts, Cummings Pits and numerous other prospects; and 2) a similar geological setting in the Santa Maria Area – which hosts the site of a large (9,715 troy oz.) silver nugget reported by earlier workers as well as the Santa Maria and Botha Lake Shafts.

Line cutting grids (Waldman Grid, 9.2 km; and Santa Maria Grid, 33.4 km) were completed to cover the most favourable portions of these target areas to control ground magnetometer surveys, geological mapping, prospecting and rock sampling. Many of the old muck-piles and shaft areas on and adjacent to the property were examined and character samples were collected from typical mineralized zones. Some of this "mine muck" is grapefruit size, and contains up to 30% massive native silver. In addition, soil samples from above four known vein zones were collected (B-horizon and MMI type samples) and analysed to provide background values for comparison purposes in future programs.

The prospecting program on the Waldman Grid resulted in the discovery of a new calcite-quartz vein system containing massive lenses of galena and chalcopyrite located approximately 100 metres south of the old Waldman # 1 Shaft. The area was stripped by excavator in early July exposing a 10 metre wide network of calcite filled fracture veins with associated cobalt-base metal mineralization along a 30 metre strike length. The east-west trending zone disappears under low lying ground towards the west. Three grab samples from a 10 cm wide portion of the vein material assayed from 3 to 126 g/t Ag with associated lead from 0.6% to 12.2%. A grab sample from another narrow vein (<10 cm wide) within the overall structure containing visible cobalt "bloom" at surface assayed 12 g/t Ag, 7.1% Co and 3.1% Ni. This structure is typical of many of the surface exposures of Cobalt Type veining in this area, and is a confirmed drill target.

A second drill target within the Kerr Lake – Waldman Trend is referred to as the Cummings Pits Prospect. Three old pits blasted by earlier workers through a relatively flat lying calcite vein hosted within a Nipissing aged diabase sill in this area contain coarse patches of galena, chalcopyrite and sphalerite. The "flat" veining appears to be spatially related (overlying and adjacent to) a vertical breccia vein structure that ranges from a few cm to 1.0 metre in width. This vertical vein and erratically developed flat veining were traced for approximately 50 metres by stripping. Chip samples collected from the vein consistently contain elevated values in lead, zinc, silver, copper and gold. The best sample assayed during the current program contained 339 g/t Ag, 20.7 g/t Au, 11.2 % Pb, 2.8 % Zn and 2.8 % Cu. The vein system will be tested by the next drilling program beginning mid-December 2004.

A third grid (13 km) was cut over the Oxford Shafts – Professor Adit area to the northeast of the Cummings Pits and a small grid is currently being cut over an airborne conductor that lies to the southwest of the Waldman Prospect. Geological mapping, soil geochemical sampling (MMI), prospecting and mechanical stripping are in progress.

Prospecting and geological mapping over the Santa Maria grid located a number of sulphide bearing veins and structures as well as two shafts, several pits and numerous old trenches. Assay results from samples collected to date have not been encouraging in this area.

Electrum Lake - Kenora

In May, two drill holes totalling 330 metres were completed from the same setup (-45^0 and -66^0) to test a previously identified gold target known as the "arsenic zone". This zone, located near the east end of the 8 kilometre long Electrum Lake property, consists of grey, folded quartz stringers and veins hosted within a quartz porphyritic unit of unknown size. A hole completed in 1961 by Electrum Lake Mines Limited was reported intersecting 0.27 oz/ton Au over 60 feet (9.25 g/t over 18 metres).

Cabo's first hole (CEL-1) was designed as a re-drilling of the 1961 hole (same collar, orientation and attitude). The best results from the CEL-1 was a 16.8 metre wide intersection (drilled width) from 19.1m to 35.9m that assayed 1.02 g/t Au including 6.26 g/t Au over 0.7 m (28.1m to 28.8m) and 5.59 g/t Au over 0.9 m (35.0m to 35.9m). A second intersection lower in the hole (56.8m to 57.5m) returned 6.75 g/t Au over 0.7 m.

The second hole (CEL-2) undercut the quartz vein zone but indicates a complex, folded vein zone that plunges roughly down dip of the first hole. Due to the shallow plunge, a series of seven holes completed by earlier workers and collared behind the 1961 discovery hole had no chance of intersecting the vein system. Several drill holes are planned for this target commencing in January when freezing conditions allow access to a swampy area that prevents proper drill testing during the summer season.

A property wide prospecting and rock sampling program, designed to investigate numerous other known gold-silver-copper-molybdenite targets on the property, commenced October 10th. Results from this work will be incorporated as soon as available with results from previous explorers. To date three additional targets have been identified for possible drill testing in early 2005.

An additional 12 unit claim was acquired during the summer extending the Kenora area Electrum Lake property to the Manitoba border. The new claims cover east-west trending extensions of the geology and known mineral showings in the south-west portion of that ground.

Hope Lake - Kenora

Two additional gold occurrences were discovered during a small reconnaissance program carried out in late July. The brief work program was aimed at confirming existing targets and providing guidelines for a drill testing program.

The Hope Lake project is located in a very active area 50 km southeast of Kenora, Ontario (Houston Lake Mining Ltd, Metalore, Western Warrior). The property contains numerous gold targets identified by the prospector/optionee and previous operators (Noranda, BPSelco, Granges and Placer Dome). Work carried out by previous explorers has generated surface samples and drill intersections as well as geophysical targets (IP & EM) that have not yet been systematically tested. The geological information has been acquired, compiled and re-interpreted. The data indicates gold mineralization may be associated with a structural trend that is oblique to the stratigraphic trend investigated by the earlier programs (080^0 as opposed to 060^0).

A new grid is to be established over the favourable parts of the property linking three of the target areas. Drill testing of these three targets is planned for February, 2005.

Skead - Sudbury

Work on the Skead project (near Sudbury, Ontario) focused on areas immediately adjacent to the old underground workings of the Skead Gold Prospect. Work included linecutting, geological mapping, prospecting and a reconnaissance IP (induced polarization) survey. Sampling and brief prospecting was also carried out on the Bonanza Shaft area (quartz vein) and in the area of a breccia zone identified by earlier work in the southern part of the property. The IP survey proved very difficult to execute due to very dry conditions in the gravelly overburden that covers one of the most favourable target areas. Satisfactory survey results followed use of a very large transmitter and extensive brine solutions around electrodes.

Two targets were identified for potential drill testing. One of these is coincident with the probable extension of the old Skead Mine zone. The second target is a previously unknown feature overlain by a large northwest trending swamp.

An airborne geophysical survey is planned as the next phase of exploration prior to a modest sized drill program.

2005 Exploration

Initial drill testing is proposed for each of Cabo's four projects. The programs will commence next week on the Cobalt Area Project and will proceed as set out above. Additional work will be required as results determine.

Head Office Move

The Company's new head office address is: 3rd Floor, 120 Lonsdale Avenue, North Vancouver, B.C., V7M 2E8, and the new telephone and fax numbers are 604-984-8894 and 604-983-8056 respectively.

Cabo is a drilling services and mineral exploration company headquartered in Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc, of Kirkland Lake, Ontario, Petro Drilling Company Limited of Springdale, Newfoundland, Stratacan Inc. of St. John's, Newfoundland, and Stratacan (Quebec) Inc. of St. Julie, Quebec. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

* * * *

The Exchange has not in any way passed upon the merits of this news release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

#1293-2(b) 82-1401

CABO
MINING ENTERPRISES CORP.

For Immediate Release: January 17, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John Versfelt, Chairman, President and CEO

CABO ANNOUNCES MEXICO DRILLING CONTRACT

Vancouver, BC - Cabo Mining Enterprises Corp. (TSX-V:CBE) today announces that its wholly owned subsidiary, Heath & Sherwood Drilling (1986) Inc., in conjunction with Empresa Contratista Jomargo S.A. de C.V., ("Jomargo") of Durango, Mexico, has been awarded a contract for diamond drilling and ancillary work to be conducted at Stroud Resources Ltd. (TSX-V:SDR) and Amerix Precious Metals Corporation's (TSX-V:APM) Santo Domingo Project. The Santo Domingo Project is a silver-gold deposit located some 90 kilometers NW of Guadalajara, Mexico in the State of Jalisco.

Heath & Sherwood will work together with Jomargo, a Mexican company with experience in the development of mining projects, to provide drilling expertise, equipment and qualified workers for the project. Start-up is presently scheduled for early February, 2005.

Stroud and joint venture partner Amerix have committed $1.5 million in total to fund the exploration program that will include drilling to:

- Confirm the at-depth extension of the La Rayas zone, previously intersected in the 1999 drilling program;
- Qualify the potential grade and size of La Rayas zone; and
- Evaluate the newly discovered Guadalupe zone.

The award is a significant initial contract in Mexico for Heath & Sherwood as part of the Cabo Group.

Cabo is a drilling services and mineral exploration company headquartered in North Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc, of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland and Stratacan (Quebec) Inc. of St. Julie, Quebec. Cabo is also anticipating the closing of the acquisition of the Advanced Drilling Group of Companies (Surrey, British Columbia) by January 31, 2005. The Company's mineral exploration properties are located near Cobalt, Kenora, and Sudbury, Ontario, Canada. Its common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD

(signed "John Versfelt")

John A. Versfelt
Chairman, President and CEO

* * * *

The Exchange has not in any way passed upon the merits of this news release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CABO
MINING ENTERPRISES CORP.

#1293-2(b) #82 1401

For Immediate Release: January 27, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John Versfelt, Chairman, President and CEO

PRESIDENT'S UPDATE

Vancouver, BC - Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V:CBE) today announces that as part of its ongoing Investor Relations Program to establish closer ties with its shareholders; it will be providing a President's update on the Company's website www.cabo.ca.

The purpose of this update is to increase awareness of the Company's activities in general and to give shareholders and interested parties clear concise information. The Company anticipates that it will produce quarterly updates.

Cabo is a drilling services and mineral exploration company headquartered in North Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc, of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland and Stratacan (Quebec) Inc. of St. Julie, Quebec. Cabo is also anticipating the closing of the acquisition of the Advanced Drilling Group of Companies (Surrey, British Columbia) by January 31, 2005. The Company's mineral exploration properties are located near Cobalt, Kenora, and Sudbury, Ontario, Canada. Its common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD

(signed "John Versfelt")

John A. Versfelt
Chairman, President and CEO

* * * *

The Exchange has not in any way passed upon the merits of this news release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

 **CABO** MINING ENTERPRISES CORP.

1293-2(b) #82-1401

FOR RELEASE: February 17, 2005

CONTACT: John A. Versfelt

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CABO COMPLETES ACQUISITION OF ADVANCED DRILLING GROUP OF COMPANIES

VANCOUVER, B.C. - Cabo Mining Enterprises Corp. ("Cabo or the "Company") today announces that it has completed its acquisition of the Advanced Drilling Group of Companies ("Advanced Drilling"). The acquisition means Cabo now has drilling operations from coast to coast across Canada and into the far north and brings the Company's drilling fleet to over 100 drill rigs and total employees to more than 225.

The Company believes the purchase of Advanced Drilling makes Cabo Canada's third largest mineral drilling services provider, a significant achievement considering Cabo closed its first drilling company acquisitions just 7 1/2 months ago on June 30, 2004. (see previous releases http://www.cabo.ca/)

Total consideration for the Advanced Drilling acquisition is $3 million, comprised of $1.35 million cash and 1,833,333 common shares at a deemed price of $0.90 per share. With the purchase, Cabo has 30,256,578 shares issued and outstanding.

About Advanced Drilling / Cabo:
Advanced Drilling has been active in the drilling industry in Canada for over 20 years, primarily in British Columbia, Yukon, the Northwest Territories and Nunavut. They have a great deal of experience working in remote and Arctic conditions. Advanced Drilling subsidiaries are also experienced in Mexico and in Nevada where Advanced is presently licensed to operate. Both Mexico and Nevada are target markets for the Company.

Advanced Drilling operates from Surrey, British Columbia, and maintains a shop/warehouse operation in Whitehorse, Yukon. They presently own a fleet of 35 drill rigs, including 19 surface and 16 underground drills of various configurations. The operation has approximately 40 full-time employees and generated gross revenues of $3.612 million in the first 10 months of 2004. Advanced Drilling's primary activity is core drilling in the minerals sector with a present focus on mine site drilling, both surface and underground. Many of Advanced Drilling's rigs are also easily adapted to geotechnical sampling systems and procedures. Customers include Barrick Gold Inc., B.C. Hydro and Kennecott Canada Exploration Inc.

Advanced Drilling Management:
Mr. Bud MacDonald will continue as President of Advanced Drilling. Part of Cabo's acquisition policy is to retain the valuable employees and management of acquired companies. In keeping with that policy, the Company is pleased to announce that Mr. MacDonald, Mr. Jack McCutcheon and Mr. Dale MacDonald have accepted Cabo's offer of continued employment with Advanced Drilling.

Cabo Management Statement:
The deal between two of Canada's leading resource drilling companies began late last year. Now ratified it is described by Cabo Chairman, President & CEO John Versfelt as *"...an ideal fit for Cabo, the deal we've been waiting for"*.

In actual fact, it is just another deal by Mr. Versfelt and his management team who recognized three years ago that there was room for amalgamation within the mineral and specialty drilling services sectors and since that time they have completed a number of significant acquisitions.

"... in 2002 we decided we needed cash flow at Cabo. We saw consolidation in the mining industry in airborne geophysics companies, assay labs, drilling supply industries and more....but it wasn't happening in the drilling sector...we decided to seize the opportunity..."

Through subsequent acquisitions of Heath & Sherwood Drilling, Petro Drilling, Stratacan (Quebec) Inc. and Advance Drilling all of which, Mr. Versfelt stresses, were friendly and well-received:

"...Cabo has retained staff and management of all these companies as valuable, quality professionals that fit well within the Cabo way of doing business...we decided long ago that you can buy metal and equipment, but it's the people themselves that make an asset valuable..."

Mr. Versfelt points out that within the resource / mining sector alone, drilling represents approximately 52% of all exploration and development expenditures and quickly adds that the latest acquisition completes another important step in Cabo's long term acquisition strategy to become the drilling company of choice in Canada.

Thor Drilling:
Cabo also announces it has terminated the proposed transaction to acquire Thor Drilling Ltd. of Kenora Ontario, announced September 14, 2004.

Cabo Mining Enterprises Corp. is a drilling services and mineral exploration company headquartered in North Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc, of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St. John's, Newfoundland; Stratacan (Quebec) Inc. of St. Julie, Quebec; and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD

"Thomas D. Lamb"

Thomas D. Lamb
Corporate Secretary

* * * *

CABO
MINING ENTERPRISES CORP.

For Immediate Release: February 21, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John Versfelt, Chairman, President and CEO

CABO TO ACQUIRE LES FORAGES DE MONTRÉAL (MONTREAL DRILLING)

-- Transaction to Bring Geotechnical and Environmental Drilling Services Company into Cabo Fold --

Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V: CBE) announces that it has signed a letter of intent to acquire Québec-based Les Forages de Montréal (1988) Inc. ("Forages de Montréal"). Cabo will pay $750,000 comprised of $350,000 in cash and 500,000 Cabo common shares at a deemed value of $0.80 per share. The transaction is subject to board approval, due diligence and regulatory approval.

The acquisition will bring specialty driller, Forages de Montréal, into the Cabo fold and will add breadth to the Company's geotechnical and environmental drilling capability alongside existing Cabo subsidiaries, Stratacan Inc and Stratacan (Québec) Inc. Forages de Montréal, founded in 1988, is a geotechnical, geothermal, hydrological and environmental drilling services provider with a fleet of 15 rigs and a staff of 25. Their operations are in the Province of Québec, mainly in or around Montréal and Québec City,

> *"We are looking forward to the addition of Forages de Montréal to the Cabo team... we like their demonstrated growth, focus on customer service, their professionalism and their innovative 'can-do' approach... Forages de Montréal promises to be a great complement to Stratacan and will help put Cabo on the specialty drilling map in Quebec,"* said John Versfelt, Cabo's Chairman, President and CEO.

In the past three years Forages de Montréal, headed by its founder, President and General Manager, André Laplante, has dedicated a large part of its resources to developing innovative technologies and training personnel. They currently deal with a number of loyal customers, for whom they do year-round work. Most of these clients are engineering firms and include: Technisol; Biogénie; Desseau-Soprin; and SNC Lavalin.

In 2004, Forages de Montréal reported gross revenue of $1.6 million with profits before taxes of $85,000. In 2003, they reported $2.1 million gross revenue with profits of $52,000.

...2

Cabo Mining Enterprises Corp. is a drilling services and mineral exploration company headquartered in North Vancouver, British Columbia, Canada. The Company, presently with more than 100 drills and more than 225 staff, provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc, of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St. John's, Newfoundland; Stratacan (Quebec) Inc. of St. Julie, Quebec; and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD,

"John A. Versfelt"

John A. Versfelt
Chairman, President & CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and Sedar (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, President of the Company.

****

The Exchange has not in any way passed upon the merits of this news release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CABO
MINING ENTERPRISES CORP.

1293-2(b) 82-1401

For Immediate Release: **March 1, 2005**

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John Versfelt, Chairman, President and CEO

CABO MINING ENTERPRISES CORP.
REPORTS Q2 - 05 RESULTS


RECEIVED
MAR 2 1 2005
185
SECTION

Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V:CBE) today reported a second quarter loss before stock-based compensation and taxes of $76,000 ($0.003 per common share – basic) and net loss after stock-based compensation and taxes of $772,000 ($0.028) per common share – basic), compared to a loss of $101,000 (0.011 per common share – basic) recorded in the second quarter of 2004.

> "Essentially, Cabo was near break even before interest, amortization, foreign currency losses, stock based compensation, and taxes were taken into account" says John Versfelt, Chairman, President and CEO of Cabo.

2nd QUARTER HIGHLIGHTS

(CND $000s, except earnings per share)	**3 months ending Dec 31-05**	**3 months ending Dec 31-04**	**6 months ending Dec 31-05**	**6 months ending Dec 31-04**
Revenue	$ 4,693	$ -	$ 9,985	$ -
Net Earnings (loss) before interest, amortization, foreign exchange, loss on termination of contracts, stock compensation and taxes	3	(98)	441	(126)
Net Earnings (Loss) Before Stock-based Compensation and Taxes	(76)	(101)	303	(160)
Net Earnings (Loss) After Stock-based Compensation and Taxes	(772)	(101)	(416)	(160)
Earnings (Loss) per Share ($) Basic Before Stock-based Compensation and Taxes	(0.003)	(0.011)	0.011	(0.017)
Earnings (Loss) per Share ($) Basic After Stock-based Compensation and Taxes	(0.028)	(0.011)	(0.015)	(0.017)
Gross Margin %	14.7%	-	16.4%	-
Working Capital (deficiency)	7,304	(241)	7,304	(241)

The Company recorded:

- Second quarter fiscal 2005 revenues of $4,693 million compared with $5.292 million in the first quarter of fiscal 2005, and $0 for the second quarter fiscal year 2004.
- Loss for the second quarter fiscal 2005 was $76,000 before stock-based compensation and taxes and $772,000 after stock-based compensation and taxes resulting in earnings (loss) per share of ($0.003) and ($0.028) respectively. This compares with first quarter fiscal 2005 profit of $438,000 before

stock-based compensation and taxes and $356,000 after stock-based compensation and taxes resulting in earnings per share (basic) of $0.016 and $0.013 respectively.

- Overall gross margin percentage for the second quarter fiscal 2005 of 14.7%, compared with gross margin of 17.9% in the first quarter fiscal 2005 and 0% in previous quarters.
- Entry into the geotechnical and environmental drilling sectors with the acquisition of Stratacan.
- Inroads into the Mexican mineral drilling market.
- The acquisition of Advanced Drilling, a major presence in Western Canada's mineral drilling sector
- A letter of intent to acquire Forages de Montreal.
- A current asset balance of $10.05 million and working capital in excess of $7 million.

The second quarter of the current fiscal year marks Cabo's six months as an operating mineral drilling services and exploration company. During the second quarter we continued to gain new muscle and new momentum as Cabo has shifted direction from that of an organization exclusively concentrating on mineral exploration to one that also focuses on providing mineral drilling services.

"The markets for mineral drilling services in central and eastern Canada strengthened during Q2. We also saw an accelerated demand for international drilling services," said Mr. Versfelt. "Strong gold and improving base metal prices have translated into improved demand for our services and subsequently we have experienced a significant increase in the volume of bid requests. In fact, the volume of mineral drilling business is such that we anticipate strong upward pressure on prices in coming fiscal periods resulting in improved gross margins."

Seasonal factors resulted in Q2 being the weakest quarter in mineral drilling services. Cold weather had an adverse impact on productivity and two to four weeks of holiday breaks resulted in higher job costs as crews were demobilized and remobilized. Because rigs were available for maintenance, we also incurred additional maintenance costs and higher than normal expenses were incurred in ramping up for anticipated increased demand in following quarters. Cabo incurred higher hiring and training expenses and experienced reduced productivity as our new crews and supervision gained experience working together. The Company also incurred onetime expenses as recent acquisitions were integrated

Looking ahead to our third quarter, the continuation of the winter season will initially impede productivity, but warming temperatures and the absence of the holiday break should see overall top and bottom line improvements. Top line growth is anticipated through our continued international expansion where premium margins are obtained, and as a result of the integration of Advanced Drilling. In addition, the improved pricing environment and further acquisitions should also enhance top line growth. Bottom line growth is expected as a result of the realization of operating synergies, improvement in new driller productivity as experience is gained, and improved pricing conditions in the marketplace.

"With the Advanced Drilling acquisition, we are now the third largest mineral drilling services company in Canada," continued Mr. Versfelt. "We trust that the continued strength in the mineral sector and our plan of market share expansion through acquisition should lead to continued and improving shareholder returns."

Second Quarter ended December 31, 2004

The Company's second quarter revenue of $4,693 million was lower than revenue earned in the previous quarter. This decrease can be attributed to the seasonality of the industry as drilling operations are impacted by the winter holidays and the extreme winter conditions in December. It is expected that with the holidays past, and improving weather conditions, increased drilling activities will be less disruptive which will in turn result in higher revenues and increased gross margins.

The integration of Heath & Sherwood Drilling (1986) Inc. and Petro Drilling (Maritimes) Limited into the Company's operating portfolios is meeting expectations. During the quarter, the Company also finalized the acquisition of Stratacan Inc., Stratacan (Quebec) Inc. and integrated their operations into Cabo's portfolio of drilling companies.

The Company remains fully committed to the mineral exploration aspect of its business. During the quarter, it finalized a one million dollar flow-through financing whereby the Company issued 1,250,000 common shares at $0.80 per share. Cabo maintains that its mineral properties have good potential to discover mineral reserves that will add further asset value. The Company remains committed to funding and operating its exploration activities separately from its drilling operations.

Cabo remains in a strong financial position and this strength is reflected on the balance sheet with a current asset balance of $10.05 million and working capital in excess of $7 million. The Company's growth plans include the ability to offer its existing customers other value added services. Through the acquisition of companies that specialize in different aspects of drilling, Cabo plans to become an industry leader in providing drilling services.

Results of Operations – Second Quarter Ended December 31, 2004

At the beginning of the fiscal year, Cabo embarked on a new beginning as it shifted direction from an organization exclusively concentrating on mineral exploration to one that also focuses on providing mineral and specialty drilling services. The diversification is anticipated to provide a source of cash flow to the Company that will better insulate it from the cyclical nature of the mineral exploration business. Prior period comparatives are not applicable because of the addition to the Company's business.

Total revenue for the second quarter was $4.693 million. Surface drilling revenue was $3.137 million compared to the $1.476 realized from underground drilling activities for the three months ended December 31, 2004. Sundry sales totalled $0.80 million for the period.

The overall gross margin percentage for the quarter was 14.7 percent. The decreased margin in the quarter (relative to 17.9% realized in Q1-05) can not only be attributed to the additional costs of the holiday season, but also to the higher than normal ratio of demobilizing the drill rigs from projects completed in December to mobilizing them to new projects that will begin in January 2005. In addition, as drill rigs demobilized, maintenance costs increased as the Company took advantage of the opportunity to service the drill rigs and other equipment without interrupting their future availability to generate revenue. The Company is also in the process of hiring new drill operators, resulting in increased training expenses and decreased productivity. It should be noted that the gross margin has shown improvement compared with the gross margins of the Company's subsidiaries prior to their acquisition by Cabo. This improvement in gross margin is driven primarily from improvements in the mineral drilling industry which continues to benefit from the sustained rise in metals prices over the last 3 years.

During the three months ended December 31, 2004, general and administrative expenditures totalled $0.688 million, an increase of $0.165 million from the previous quarter of $0.523. This increase can be largely attributed to the increased marketing and investor relations costs, additional professional and administrative costs as a result of acquisition and integration, and increased administrative costs occurring due to an internal system review to better consolidate operational and administrative functions within the Company upon integration of the drilling subsidiaries.

Additional costs incurred during the quarter also included a charge of $0.666 million for stock-based compensation.

Mineral Properties

Mineral exploration expenses and mineral property expenditures for the three months ended December 31, 2004 totalled $0.181 million compared to $0.756 million for the first quarter of the fiscal year. During that period, a lump sum payment of $0.599 million was made to Prairie C to acquire a 100% interest in their Cobalt, Ontario property.

Future Developments

Going forward, the Company anticipates that current mineral and metal prices should remain buoyant which bodes well for Canadian and international exploration and mine development projects and consequently, the mineral drilling services sector. Cabo anticipates further acquisitions of drilling services companies and is forecasting improved revenues as a result. These acquisitions will also result in additional acquisition and integration expenses. Management of Cabo remains committed to good, sound fiscal management practices that provide value to its shareholders.

The Company's mission, to be the first choice for mineral exploration and mining customers for drilling and exploration services by offering the best value in the industry, remains key to sustaining Cabo's success. We continue to be committed to our most valuable resource –our employees – and strive to develop and maintain a safe, stable and rewarding work environment that will attract and retain dedicated workers. Furthermore, our goal is to develop a Company that will be a leader in the industry in all aspects of service delivery as well as corporate governance.

A copy of the Quarterly Report is available through SEDAR (www.sedar.com) and the Company's website (www.cabo.ca).

Cabo Mining Enterprises Corp. is a drilling services and mineral exploration company headquartered in North Vancouver, British Columbia, Canada. The Company, presently with more than 100 drills and more than 225 staff, provides drilling services through it subsidiaries Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St. John's, Newfoundland; Stratacan (Quebec) Inc. of St. Julie, Quebec; and Advanced Drilling Ltd., of Surrey, British Columbia. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD

(signed "John Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and Sedar (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, President of the Company.

* * * *

The Exchange has not in any way passed upon the merits of this news release. All figures are compiled according to Canadian GAAP. This news release provides a summary of the information contained in the Company's Quarterly Report. A copy of the Quarterly Report is available immediately on the SEDAR website at www.sedar.com or the Company's website at www.cabo.ca or can be delivered by surface mail upon request.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 2 8 2005

DIVISION OF MARKET REGULATION

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Mining Enterprises Corp.
3rd Floor, 120 Lonsdale Avenue,
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

December 9, 2004

Item 3 **News Release**

A news release dated December 9, 2004, delivered to Canada News Wire.

Item 4 **Summary of Material Change**

The Issuer announces an update on work completed, results obtained and work programs planned for the Company's Cobalt Area, Electrum Lake, Hope Lake and Skead Properties exploration projects in Ontario. The Issuer also advises that new head office address is: 3rd Floor, 120 Lonsdale Avenue, North Vancouver, B.C., V7M 2E8, and the new telephone and fax numbers are 604-984-8894 and 604-983-8056 respectively.

Item 5 **Full Description of Material Change**

See attached news release dated December 9, 2004.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604 984-8894

Item 9 **Date of Report**

Dated at Vancouver, British Columbia this 9th day of December, 2004.



For Immediate Release: December 9, 2004

CONTACT: John A. Versfelt,

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CABO ANNOUNCES PROGRESS ON EXPLORATION PROJECTS AND HEAD OFFICE MOVE

Vancouver, BC – Cabo Mining Enterprises Corp. announces today the following update on work completed, results obtained and work programs planned for the Company's Cobalt Area, Electrum Lake, Hope Lake and Skead Properties exploration projects in Ontario.

Cobalt Area Project
During 2004, all new collected data has been integrated with published historical information and government data. Two primary target areas have been selected from within the 600 claim unit Cobalt Area property. Work programs have focused on the search for "Cobalt Type" Ag-Co-Base Metal type targets. The targets include: 1) a northeast-southwest trending structural zone in the northern part of Gillies Limit North Township (The Kerr Lake –Waldman Trend) - which hosts the Waldman, Professor Adit, Oxford Shafts, Cummings Pits and numerous other prospects; and 2) a similar geological setting in the Santa Maria Area – which hosts the site of a large (9,715 troy oz.) silver nugget reported by earlier workers as well as the Santa Maria and Botha Lake Shafts.

Line cutting grids (Waldman Grid, 9.2 km; and Santa Maria Grid, 33.4 km) were completed to cover the most favourable portions of these target areas to control ground magnetometer surveys, geological mapping, prospecting and rock sampling. Many of the old muck-piles and shaft areas on and adjacent to the property were examined and character samples were collected from typical mineralized zones. Some of this "mine muck" is grapefruit size, and contains up to 30% massive native silver. In addition, soil samples from above four known vein zones were collected (B-horizon and MMI type samples) and analysed to provide background values for comparison purposes in future programs.

The prospecting program on the Waldman Grid resulted in the discovery of a new calcite-quartz vein system containing massive lenses of galena and chalcopyrite located approximately 100 metres south of the old Waldman # 1 Shaft. The area was stripped by excavator in early July exposing a 10 metre wide network of calcite filled fracture veins with associated cobalt-base metal mineralization along a 30 metre strike length. The east-west trending zone disappears under low lying ground towards the west. Three grab samples from a 10 cm wide portion of the vein material assayed from 3 to 126 g/t Ag with associated lead from 0.6% to 12.2%. A grab sample from another narrow vein (<10 cm wide) within the overall structure containing visible cobalt "bloom" at surface assayed 12 g/t Ag, 7.1% Co and 3.1% Ni. This structure is typical of many of the surface exposures of Cobalt Type veining in this area, and is a confirmed drill target.

A second drill target within the Kerr Lake – Waldman Trend is referred to as the Cummings Pits Prospect. Three old pits blasted by earlier workers through a relatively flat lying calcite vein hosted within a Nipissing aged diabase sill in this area contain coarse patches of galena, chalcopyrite and sphalerite. The "flat" veining appears to be spatially related (overlying and adjacent to) a vertical breccia vein structure that ranges from a few cm to 1.0 metre in width. This vertical vein and erratically developed flat veining were traced for approximately 50 metres by stripping. Chip samples collected from the vein consistently contain elevated values in lead, zinc, silver, copper and gold. The best sample assayed during the current program contained 339 g/t Ag, 20.7 g/t Au, 11.2 % Pb, 2.8 % Zn and 2.8 % Cu. The vein system will be tested by the next drilling program beginning mid-December 2004.

A third grid (13 km) was cut over the Oxford Shafts – Professor Adit area to the northeast of the Cummings Pits and a small grid is currently being cut over an airborne conductor that lies to the southwest of the Waldman Prospect. Geological mapping, soil geochemical sampling (MMI), prospecting and mechanical stripping are in progress.

Prospecting and geological mapping over the Santa Maria grid located a number of sulphide bearing veins and structures as well as two shafts, several pits and numerous old trenches. Assay results from samples collected to date have not been encouraging in this area.

Electrum Lake - Kenora

In May, two drill holes totalling 330 metres were completed from the same setup (-45^0 and -66^0) to test a previously identified gold target known as the "arsenic zone". This zone, located near the east end of the 8 kilometre long Electrum Lake property, consists of grey, folded quartz stringers and veins hosted within a quartz porphyritic unit of unknown size. A hole completed in 1961 by Electrum Lake Mines Limited was reported intersecting 0.27 oz/ton Au over 60 feet (9.25 g/t over 18 metres).

Cabo's first hole (CEL-1) was designed as a re-drilling of the 1961 hole (same collar, orientation and attitude). The best results from the CEL-1 was a 16.8 metre wide intersection (drilled width) from 19.1m to 35.9m that assayed 1.02 g/t Au including 6.26 g/t Au over 0.7 m (28.1m to 28.8m) and 5.59 g/t Au over 0.9 m (35.0m to 35.9m). A second intersection lower in the hole (56.8m to 57.5m) returned 6.75 g/t Au over 0.7 m.

The second hole (CEL-2) undercut the quartz vein zone but indicates a complex, folded vein zone that plunges roughly down dip of the first hole. Due to the shallow plunge, a series of seven holes completed by earlier workers and collared behind the 1961 discovery hole had no chance of intersecting the vein system. Several drill holes are planned for this target commencing in January when freezing conditions allow access to a swampy area that prevents proper drill testing during the summer season.

A property wide prospecting and rock sampling program, designed to investigate numerous other known gold-silver-copper-molybdenite targets on the property, commenced October 10th. Results from this work will be incorporated as soon as available with results from previous explorers. To date three additional targets have been identified for possible drill testing in early 2005.

An additional 12 unit claim was acquired during the summer extending the Kenora area Electrum Lake property to the Manitoba border. The new claims cover east-west trending extensions of the geology and known mineral showings in the south-west portion of that ground.

Hope Lake - Kenora

Two additional gold occurrences were discovered during a small reconnaissance program carried out in late July. The brief work program was aimed at confirming existing targets and providing guidelines for a drill testing program.

The Hope Lake project is located in a very active area 50 km southeast of Kenora, Ontario (Houston Lake Mining Ltd, Metalore, Western Warrior). The property contains numerous gold targets identified by the prospector/optionee and previous operators (Noranda, BPSelco, Granges and Placer Dome). Work carried out by previous explorers has generated surface samples and drill intersections as well as geophysical targets (IP & EM) that have not yet been systematically tested. The geological information has been acquired, compiled and re-interpreted. The data indicates gold mineralization may be associated with a structural trend that is oblique to the stratigraphic trend investigated by the earlier programs (080^0 as opposed to 060^0).

A new grid is to be established over the favourable parts of the property linking three of the target areas. Drill testing of these three targets is planned for February, 2005.

Skead - Sudbury
Work on the Skead project (near Sudbury, Ontario) focused on areas immediately adjacent to the old underground workings of the Skead Gold Prospect. Work included linecutting, geological mapping, prospecting and a reconnaissance IP (induced polarization) survey. Sampling and brief prospecting was also carried out on the Bonanza Shaft area (quartz vein) and in the area of a breccia zone identified by earlier work in the southern part of the property. The IP survey proved very difficult to execute due to very dry conditions in the gravelly overburden that covers one of the most favourable target areas. Satisfactory survey results followed use of a very large transmitter and extensive brine solutions around electrodes.

Two targets were identified for potential drill testing. One of these is coincident with the probable extension of the old Skead Mine zone. The second target is a previously unknown feature overlain by a large northwest trending swamp.

An airborne geophysical survey is planned as the next phase of exploration prior to a modest sized drill program.

2005 Exploration
Initial drill testing is proposed for each of Cabo's four projects. The programs will commence next week on the Cobalt Area Project and will proceed as set out above. Additional work will be required as results determine.

Head Office Move
The Company's new head office address is: 3rd Floor, 120 Lonsdale Avenue, North Vancouver, B.C., V7M 2E8, and the new telephone and fax numbers are 604-984-8894 and 604-983-8056 respectively.

Cabo is a drilling services and mineral exploration company headquartered in Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc, of Kirkland Lake, Ontario, Petro Drilling Company Limited of Springdale, Newfoundland, Stratacan Inc. of St. John's, Newfoundland, and Stratacan (Quebec) Inc. of St. Julie, Quebec. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

* * * *

The Exchange has not in any way passed upon the merits of this news release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp.
3rd Floor, 120 Lonsdale Avenue,
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

February 17, 2005

Item 3 News Release

A news release dated February 17, 2005, delivered to Canada News Wire.

Item 4 Summary of Material Change

The Issuer announces completion of its acquisition of Advanced Drilling Group of Companies and termination of its proposed transaction to acquire Thor Drilling Ltd.

Item 5 Full Description of Material Change

See attached news release dated February 17, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604 984-8894

Item 9 Date of Report

Dated at Vancouver, British Columbia this 17th day of February, 2005.

Signed:

"D. Alex Caldwell"

D. Alex Caldwell, Assistant Corporate Secretary


CABO
MINING ENTERPRISES CORP.

FOR RELEASE: February 17, 2005

CONTACT: John A. Versfelt

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CABO COMPLETES ACQUISITION OF ADVANCED DRILLING GROUP OF COMPANIES

VANCOUVER, B.C. - Cabo Mining Enterprises Corp. ("Cabo or the "Company") today announces that it has completed its acquisition of the Advanced Drilling Group of Companies ("Advanced Drilling"). The acquisition means Cabo now has drilling operations from coast to coast across Canada and into the far north and brings the Company's drilling fleet to over 100 drill rigs and total employees to more than 225.

The Company believes the purchase of Advanced Drilling makes Cabo Canada's third largest mineral drilling services provider, a significant achievement considering Cabo closed its first drilling company acquisitions just 7 1/2 months ago on June 30, 2004. (see previous releases http://www.cabo.ca/)

Total consideration for the Advanced Drilling acquisition is $3 million, comprised of $1.35 million cash and 1,833,333 common shares at a deemed price of $0.90 per share. With the purchase, Cabo has 30,256,578 shares issued and outstanding.

About Advanced Drilling / Cabo:
Advanced Drilling has been active in the drilling industry in Canada for over 20 years, primarily in British Columbia, Yukon, the Northwest Territories and Nunavut. They have a great deal of experience working in remote and Arctic conditions. Advanced Drilling subsidiaries are also experienced in Mexico and in Nevada where Advanced is presently licensed to operate. Both Mexico and Nevada are target markets for the Company.

Advanced Drilling operates from Surrey, British Columbia, and maintains a shop/warehouse operation in Whitehorse, Yukon. They presently own a fleet of 35 drill rigs, including 19 surface and 16 underground drills of various configurations. The operation has approximately 40 full-time employees and generated gross revenues of $3.612 million in the first 10 months of 2004. Advanced Drilling's primary activity is core drilling in the minerals sector with a present focus on mine site drilling, both surface and underground. Many of Advanced Drilling's rigs are also easily adapted to geotechnical sampling systems and procedures. Customers include Barrick Gold Inc., B.C. Hydro and Kennecott Canada Exploration Inc.

Advanced Drilling Management:
Mr. Bud MacDonald will continue as President of Advanced Drilling. Part of Cabo's acquisition policy is to retain the valuable employees and management of acquired companies. In keeping with that policy, the Company is pleased to announce that Mr. MacDonald, Mr. Jack McCutcheon and Mr. Dale MacDonald have accepted Cabo's offer of continued employment with Advanced Drilling.

Cabo Management Statement:
The deal between two of Canada's leading resource drilling companies began late last year. Now ratified it is described by Cabo Chairman, President & CEO John Versfelt as *"...an ideal fit for Cabo, the deal we've been waiting for".*

In actual fact, it is just another deal by Mr. Versfelt and his management team who recognized three years ago that there was room for amalgamation within the mineral and specialty drilling services sectors and since that time they have completed a number of significant acquisitions.

"... in 2002 we decided we needed cash flow at Cabo. We saw consolidation in the mining industry in airborne geophysics companies, assay labs, drilling supply industries and more....but it wasn't happening in the drilling sector...we decided to seize the opportunity..."

Through subsequent acquisitions of Heath & Sherwood Drilling, Petro Drilling, Stratacan (Quebec) Inc. and Advance Drilling all of which, Mr. Versfelt stresses, were friendly and well-received:

"...Cabo has retained staff and management of all these companies as valuable, quality professionals that fit well within the Cabo way of doing business...we decided long ago that you can buy metal and equipment, but it's the people themselves that make an asset valuable..."

Mr. Versfelt points out that within the resource / mining sector alone, drilling represents approximately 52% of all exploration and development expenditures and quickly adds that the latest acquisition completes another important step in Cabo's long term acquisition strategy to become the drilling company of choice in Canada.

Thor Drilling:
Cabo also announces it has terminated the proposed transaction to acquire Thor Drilling Ltd. of Kenora Ontario, announced September 14, 2004.

Cabo Mining Enterprises Corp. is a drilling services and mineral exploration company headquartered in North Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc, of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St. John's, Newfoundland; Stratacan (Quebec) Inc. of St. Julie, Quebec; and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD

"Thomas D. Lamb"

Thomas D. Lamb
Corporate Secretary

* * * *

1293-2(b) 82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Mining Enterprises Corp.
3rd Floor, 120 Lonsdale Avenue,
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

February 21, 2005

Item 3 **News Release**

A news release dated February 21, 2005, delivered to Canada News Wire.

Item 4 **Summary of Material Change**

The Issuer announces the signing of a letter of intent to acquire Forages de Montréal (1988) Inc.

Item 5 **Full Description of Material Change**

See attached news release dated February 21, 2005.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604 984-8894

Item 9 **Date of Report**

Dated at Vancouver, British Columbia this 21st day of February, 2005.

Signed:

"D. Alex Caldwell"

D. Alex Caldwell, Assistant Corporate Secretary



For Immediate Release: February 21, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John Versfelt, Chairman, President and CEO

CABO TO ACQUIRE LES FORAGES DE MONTRÉAL (MONTREAL DRILLING)

-- Transaction to Bring Geotechnical and Environmental Drilling Services Company into Cabo Fold --

Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V: CBE) announces that it has signed a letter of intent to acquire Québec-based Les Forages de Montréal (1988) Inc. ("Forages de Montréal"). Cabo will pay $750,000 comprised of $350,000 in cash and 500,000 Cabo common shares at a deemed value of $0.80 per share. The transaction is subject to board approval, due diligence and regulatory approval.

The acquisition will bring specialty driller, Forages de Montréal, into the Cabo fold and will add breadth to the Company's geotechnical and environmental drilling capability alongside existing Cabo subsidiaries, Stratacan Inc and Stratacan (Québec) Inc. Forages de Montréal, founded in 1988, is a geotechnical, geothermal, hydrological and environmental drilling services provider with a fleet of 15 rigs and a staff of 25. Their operations are in the Province of Québec, mainly in or around Montréal and Québec City,

> *"We are looking forward to the addition of Forages de Montréal to the Cabo team... we like their demonstrated growth, focus on customer service, their professionalism and their innovative 'can-do' approach... Forages de Montréal promises to be a great complement to Stratacan and will help put Cabo on the specialty drilling map in Quebec,"* said John Versfelt, Cabo's Chairman, President and CEO.

In the past three years Forages de Montréal, headed by its founder, President and General Manager, André Laplante, has dedicated a large part of its resources to developing innovative technologies and training personnel. They currently deal with a number of loyal customers, for whom they do year-round work. Most of these clients are engineering firms and include: Technisol; Biogénie; Desseau-Soprin; and SNC Lavalin.

In 2004, Forages de Montréal reported gross revenue of $1.6 million with profits before taxes of $85,000. In 2003, they reported $2.1 million gross revenue with profits of $52,000.

...2

Cabo Mining Enterprises Corp. is a drilling services and mineral exploration company headquartered in North Vancouver, British Columbia, Canada. The Company, presently with more than 100 drills and more than 225 staff, provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc, of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St. John's, Newfoundland; Stratacan (Quebec) Inc. of St. Julie, Quebec; and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD,

"John A. Versfelt"

John A. Versfelt
Chairman, President & CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and Sedar (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, President of the Company.

****

The Exchange has not in any way passed upon the merits of this news release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CABO
MINING ENTERPRISES CORP.

For Immediate Release: December 9, 2004

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt,

CABO ANNOUNCES PROGRESS ON EXPLORATION PROJECTS AND HEAD OFFICE MOVE

Vancouver, BC – Cabo Mining Enterprises Corp. announces today the following update on work completed, results obtained and work programs planned for the Company's Cobalt Area, Electrum Lake, Hope Lake and Skead Properties exploration projects in Ontario.

Cobalt Area Project

During 2004, all new collected data has been integrated with published historical information and government data. Two primary target areas have been selected from within the 600 claim unit Cobalt Area property. Work programs have focused on the search for "Cobalt Type" Ag-Co-Base Metal type targets. The targets include: 1) a northeast-southwest trending structural zone in the northern part of Gillies Limit North Township (The Kerr Lake –Waldman Trend) - which hosts the Waldman, Professor Adit, Oxford Shafts, Cummings Pits and numerous other prospects; and 2) a similar geological setting in the Santa Maria Area – which hosts the site of a large (9,715 troy oz.) silver nugget reported by earlier workers as well as the Santa Maria and Botha Lake Shafts.

Line cutting grids (Waldman Grid, 9.2 km; and Santa Maria Grid, 33.4 km) were completed to cover the most favourable portions of these target areas to control ground magnetometer surveys, geological mapping, prospecting and rock sampling. Many of the old muck-piles and shaft areas on and adjacent to the property were examined and character samples were collected from typical mineralized zones. Some of this "mine muck" is grapefruit size, and contains up to 30% massive native silver. In addition, soil samples from above four known vein zones were collected (B-horizon and MMI type samples) and analysed to provide background values for comparison purposes in future programs.

The prospecting program on the Waldman Grid resulted in the discovery of a new calcite-quartz vein system containing massive lenses of galena and chalcopyrite located approximately 100 metres south of the old Waldman # 1 Shaft. The area was stripped by excavator in early July exposing a 10 metre wide network of calcite filled fracture veins with associated cobalt-base metal mineralization along a 30 metre strike length. The east-west trending zone disappears under low lying ground towards the west. Three grab samples from a 10 cm wide portion of the vein material assayed from 3 to 126 g/t Ag with associated lead from 0.6% to 12.2%. A grab sample from another narrow vein (<10 cm wide) within the overall structure containing visible cobalt "bloom" at surface assayed 12 g/t Ag, 7.1% Co and 3.1% Ni. This structure is typical of many of the surface exposures of Cobalt Type veining in this area, and is a confirmed drill target.

A second drill target within the Kerr Lake – Waldman Trend is referred to as the Cummings Pits Prospect. Three old pits blasted by earlier workers through a relatively flat lying calcite vein hosted within a Nipissing aged diabase sill in this area contain coarse patches of galena, chalcopyrite and sphalerite. The "flat" veining appears to be spatially related (overlying and adjacent to) a vertical breccia vein structure that ranges from a few cm to 1.0 metre in width. This vertical vein and erratically developed flat veining were traced for approximately 50 metres by stripping. Chip samples collected from the vein consistently contain elevated values in lead, zinc, silver, copper and gold. The best sample assayed during the current program contained 339 g/t Ag, 20.7 g/t Au, 11.2 % Pb, 2.8 % Zn and 2.8 % Cu. The vein system will be tested by the next drilling program beginning mid-December 2004.

A third grid (13 km) was cut over the Oxford Shafts – Professor Adit area to the northeast of the Cummings Pits and a small grid is currently being cut over an airborne conductor that lies to the southwest of the Waldman Prospect. Geological mapping, soil geochemical sampling (MMI), prospecting and mechanical stripping are in progress.

Prospecting and geological mapping over the Santa Maria grid located a number of sulphide bearing veins and structures as well as two shafts, several pits and numerous old trenches. Assay results from samples collected to date have not been encouraging in this area.

Electrum Lake - Kenora

In May, two drill holes totalling 330 metres were completed from the same setup (-45^0 and -66^0) to test a previously identified gold target known as the "arsenic zone". This zone, located near the east end of the 8 kilometre long Electrum Lake property, consists of grey, folded quartz stringers and veins hosted within a quartz porphyritic unit of unknown size. A hole completed in 1961 by Electrum Lake Mines Limited was reported intersecting 0.27 oz/ton Au over 60 feet (9.25 g/t over 18 metres).

Cabo's first hole (CEL-1) was designed as a re-drilling of the 1961 hole (same collar, orientation and attitude). The best results from the CEL-1 was a 16.8 metre wide intersection (drilled width) from 19.1m to 35.9m that assayed 1.02 g/t Au including 6.26 g/t Au over 0.7 m (28.1m to 28.8m) and 5.59 g/t Au over 0.9 m (35.0m to 35.9m). A second intersection lower in the hole (56.8m to 57.5m) returned 6.75 g/t Au over 0.7 m.

The second hole (CEL-2) undercut the quartz vein zone but indicates a complex, folded vein zone that plunges roughly down dip of the first hole. Due to the shallow plunge, a series of seven holes completed by earlier workers and collared behind the 1961 discovery hole had no chance of intersecting the vein system. Several drill holes are planned for this target commencing in January when freezing conditions allow access to a swampy area that prevents proper drill testing during the summer season.

A property wide prospecting and rock sampling program, designed to investigate numerous other known gold-silver-copper-molybdenite targets on the property, commenced October 10th. Results from this work will be incorporated as soon as available with results from previous explorers. To date three additional targets have been identified for possible drill testing in early 2005.

An additional 12 unit claim was acquired during the summer extending the Kenora area Electrum Lake property to the Manitoba border. The new claims cover east-west trending extensions of the geology and known mineral showings in the south-west portion of that ground.

Hope Lake - Kenora

Two additional gold occurrences were discovered during a small reconnaissance program carried out in late July. The brief work program was aimed at confirming existing targets and providing guidelines for a drill testing program.

The Hope Lake project is located in a very active area 50 km southeast of Kenora, Ontario (Houston Lake Mining Ltd, Metalore, Western Warrior). The property contains numerous gold targets identified by the prospector/optionee and previous operators (Noranda, BPSelco, Granges and Placer Dome). Work carried out by previous explorers has generated surface samples and drill intersections as well as geophysical targets (IP & EM) that have not yet been systematically tested. The geological information has been acquired, compiled and re-interpreted. The data indicates gold mineralization may be associated with a structural trend that is oblique to the stratigraphic trend investigated by the earlier programs (080^0 as opposed to 060^0).

A new grid is to be established over the favourable parts of the property linking three of the target areas. Drill testing of these three targets is planned for February, 2005.

Skead - Sudbury
Work on the Skead project (near Sudbury, Ontario) focused on areas immediately adjacent to the old underground workings of the Skead Gold Prospect. Work included linecutting, geological mapping, prospecting and a reconnaissance IP (induced polarization) survey. Sampling and brief prospecting was also carried out on the Bonanza Shaft area (quartz vein) and in the area of a breccia zone identified by earlier work in the southern part of the property. The IP survey proved very difficult to execute due to very dry conditions in the gravelly overburden that covers one of the most favourable target areas. Satisfactory survey results followed use of a very large transmitter and extensive brine solutions around electrodes.

Two targets were identified for potential drill testing. One of these is coincident with the probable extension of the old Skead Mine zone. The second target is a previously unknown feature overlain by a large northwest trending swamp.

An airborne geophysical survey is planned as the next phase of exploration prior to a modest sized drill program.

2005 Exploration
Initial drill testing is proposed for each of Cabo's four projects. The programs will commence next week on the Cobalt Area Project and will proceed as set out above. Additional work will be required as results determine.

Head Office Move
The Company's new head office address is: 3rd Floor, 120 Lonsdale Avenue, North Vancouver, B.C., V7M 2E8, and the new telephone and fax numbers are 604-984-8894 and 604-983-8056 respectively.

Cabo is a drilling services and mineral exploration company headquartered in Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc, of Kirkland Lake, Ontario, Petro Drilling Company Limited of Springdale, Newfoundland, Stratacan Inc. of St. John's, Newfoundland, and Stratacan (Quebec) Inc. of St. Julie, Quebec. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE.**

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

* * * *

The Exchange has not in any way passed upon the merits of this news release.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Presidents Report to Shareholders – Second Quarter Fiscal 2005

For Cabo, December 31, 2004 marked six months as an operating mineral drilling services and exploration company and the end of the second quarter of our 2005 fiscal year.

During the second quarter:

- We continued our drive for top line growth. In what is traditionally the weakest quarter for mineral drilling, we are pleased to announce revenues of $4.7m.
- We entered into the geotechnical and geoenvironmental drilling sectors with the acquisition of Stratacan.
- We made inroads into the Mexican mineral drilling market.
- We acquired the Advanced Drilling group of companies and announced our intent to acquire Forages de Montréal.

The markets for mineral drilling services in central and eastern Canada strengthened during the first two months of Q2 and we saw demand for international drilling services. Strong gold and improving base metal prices have translated into increasing demand for our services. We are also experiencing an increase in the volume of bid requests. If this trend continues, we believe there will be strong upward pressure on prices in coming fiscal periods which should result in improved gross margins.

Seasonal factors typically cause Q2 to be a weak quarter in the mineral drilling services. Cold weather has an adverse impact on productivity and two to four weeks of holiday breaks resulted in higher job costs as crews were demobilized and remobilized before and after the holiday period. Because rigs were available for maintenance, we also incurred additional maintenance costs during the period. Cabo's operations incurred more than normal expenses in December as we were ramping up for anticipated increases in demand for the third and fourth quarter. The Company also incurred higher hiring and training expenses and experienced reduced productivity as our new crews and supervisors gained experience working together.

Furthermore, additional expenses resulted from the integration of recent acquisitions.

These critical building blocks will benefit the Company in the coming months and years, and should enable us to achieve long-term growth and significant reduction in future costs.

The Company's gross margin improvements have been constrained by longer-term contracts. In the second quarter we renegotiated some of these contracts. The result should be improved job margins in subsequent quarters. We are entering into final negotiations in relation to outstanding long term contracts which we expect to complete in the third quarter. These contract improvements should result in further margin improvements for the fourth quarter.

Looking ahead to our third quarter, the continuation of the winter season will initially continue to impede productivity, but warming temperatures and the absence of the holiday break should see overall top and bottom line improvements. Top line growth is anticipated through our continued international expansion where premium gross margins should be obtained and, as a result of the integration of Advanced Drilling.

Bottom line growth is expected as a result of the realization of operating synergies, improvement in new driller productivity as experience is gained, and improved pricing conditions in the marketplace.

With the Advanced Drilling acquisition, we are now the third largest mineral drilling services company in Canada. We trust that the continued strength in the mineral sector and our plan of market share expansion through acquisition should lead to continued and improving shareholder returns.

Sincerely,



John A. Versfelt
Chairman, President and CEO

The Company remains fully committed to the mineral exploration aspect of its business. During the quarter, it finalized a one million dollar flow-through financing whereby, the Company issued 1,250,000 common shares at $0.80 per share. Cabo maintains that its mineral properties have good potential to discover mineral reserves that will add further asset value. The Company remains committed to funding and operating its exploration activities separately from its drilling operations.

The integration of Heath & Sherwood Drilling (1986) Inc. ("Heath & Sherwood") and Petro Drilling (Maritimes) Limited ("Petro") into the Company's operating portfolios continues to meet expectations. During the quarter, the Company also finalized the acquisition of Stratacan Inc., Stratacan (Quebec) Inc. (collectively, "Stratacan") and integrated their operations into Cabo's portfolio of drilling companies. Cabo is committed to supporting these subsidiaries to ensure they can effectively compete for major drilling projects in Canada and abroad. By doing so, the Company will be in a strong strategic position to take advantage of increasing Canadian and international mining and exploration activities resulting from sustained high gold and base metal prices.

Cabo is executing its plan to become Canada's third largest mineral and specialty drilling services company. During the quarter, the Company acquired a 100% interest in Advanced Drilling Ltd. (and its associated companies), a British Columbia based company that offers mineral and technical drilling services, both surface and underground. Subsequent to the quarter end, Cabo entered into an agreement to acquire a 100% interest in Les Forages de Montréal (Montreal Drilling). The agreement is subject to due diligence, regulatory approval, and the conclusion of a formal acquisition agreement. The Company's growth plans include the ability to offer its existing customers, other value-added services. Through the acquisition of companies that specialize in different aspects of drilling, Cabo hopes to become an industry leader in providing drilling services.

Going forward, the Company anticipates that current mineral and metal prices will remain buoyant which bodes well for Canadian and international exploration and mine development projects and consequently, the mineral drilling services sector. Cabo anticipates further acquisitions of drilling services companies and is forecasting improved revenues as a result. These acquisitions will also result in additional acquisition and integration expenses. The management of Cabo remains committed to good, sound fiscal management that provides value to its shareholders.

The Company's mission, to be the first choice for mineral exploration and mining customers for drilling and exploration services by offering the best value in the industry, remains key to sustaining Cabo's success. We continue to be committed to our most valuable resource – our employees – and strive to develop and maintain a safe, stable and rewarding work environment that will attract and retain dedicated workers. Our goal is to develop a Company that will be a leader in the industry in all aspects of service delivery as well as corporate governance.

SELECTED QUARTERLY INFORMATION

	Fiscal 2005		Fiscal 2004				Fiscal 2003	
in thousands of Canadian dollars (000's)	Q2-05	Q1-05	Q4-04	Q3-04	Q2-04	Q1-04	Q4-03	Q3-03
Revenue	$ 4,693	$ 5,292	$ -	$ -	$ -	$ -	$ -	$ -
Gross Margin %	14.7%	17.9%	-	-	-	-	-	-
General & Administrative	688	523	40	258	101	29	82	106
Earnings (loss) before Stock-based Compensation and Tax	(76)	379	44	(258)	(101)	(59)	(90)	(106)
Stock-based Compensation	(666)	-	-	-	-	-	-	-
Income (loss) before Tax	(742)	379	44	(258)	(101)	(59)	(90)	(106)
Basic Earning (loss) per Share	(0.03)	0.01	0.00	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)
Exploration Expenditures	124	113	114	121	19	16	7	23
Mineral Property Expenditures	57	643	83	82	90	19	27	52
Cash at End of Period	309	726	6,906	346	2	2	2	11
Total Assets	16,349	15,675	16,839	6,624	2,567	2,567	2,567	2,561
Total Liabilities	2,878	3,191	5,127	3,626	323	323	265	259
Working Capital (deficiency)	$ 7,304	$ 7,005	$ 6,562	$ 216	$ (298)	$ (298)	$ (206)	$ (103)

At the beginning of the fiscal year, Cabo embarked on a new beginning as it shifted direction from an organization exclusively concentrating on mineral exploration to one that also focuses on providing mineral and specialty drilling services. The diversification is anticipated to provide a source of cash flow to the Company that will better insulate it from the cyclical nature of the mineral exploration business. This diversification also allows Cabo to access drilling services in the mineral exploration cycle when the demand for drilling services may exceed the available supply. Prior period comparatives are not applicable because of the change in business.

The Company's second quarter revenue of $4.693 million was lower than revenue earned in the previous quarter. This decrease can be attributed to the seasonality of the industry as drilling operations are impacted by the winter holidays and the extreme winter conditions in December. It is expected that with the holidays past, and improving weather conditions, increased drilling activities will be less disruptive which will in turn result in higher revenues and increased gross margins.

As part of the Company's strategy to expand its presence in the mineral drilling industry, integration and operational improvement initiative expenses occur beyond typical mineral drilling operations. These initiatives include equipment improvements, staff recruitment and training, centralization of administrative functions and other related expenses. This has not only resulted in an increase in direct expenses which has negatively impacted gross margins, but has also inflated administrative expenditures which has reduced the Company's profitability. These expenses are expected to continue as Cabo acquires and integrates further companies into its portfolio of drilling companies during the 2005 fiscal year. It should be noted that these expenses are expected to have a diminishing impact on the Company's financial performance as Cabo completes the integration of its drilling subsidiaries and grows its revenue.

RESULTS OF OPERATIONS – SECOND QUARTER ENDED DECEMBER 31, 2004

The results of operations for the second quarter 2005 reflect the consolidated performance of Cabo and its drilling subsidiaries. As noted earlier, the Company was not involved in providing mineral drilling services until the beginning of the 2005 fiscal year and as such, no appropriate comparatives are available.

Total revenue for the second quarter was $4.693 million. Surface drilling revenue was $3.137 million compared to the $1.476 million realized from underground drilling activities for the three months ended December 31, 2004. Sundry sales totaled $0.080 million for the period.

The overall gross margin percentage for the quarter was 14.7 percent. The decreased margin in the quarter (relative to 17.9% realized in Q1-05) can not only be attributed to the additional costs of the holiday season, but also to the higher than normal ratio of demobilizing the drill rigs from projects completed in December to mobilizing them to new projects that will begin in January 2005. In addition, as drill rigs demobilized, maintenance costs increased as the opportunity to service the units without interrupting its availability to generate revenue happened. Maintenance costs for the second quarter increased as rigs were available for extended maintenance for most of December. The Company is also in the process of hiring new drill operators. Increased training expenses are normally incurred and productivity of new drillers should increase as they gain experience. These productivity efficiencies should be realized in subsequent periods. It should be noted that the gross margin has shown improvement compared with the gross margins of the Company's subsidiaries prior to their acquisition by Cabo. This improvement in gross margin is driven primarily from improvements in the mineral drilling industry which continues to benefit from the sustained rise in metals prices over the last 3 years. Additionally, the Company has renegotiated some long term contracts at higher rates and expects to have completed increasing rates for all long term projects by the year end. Consequently, gross margins should improve in subsequent periods.

General and administrative costs were $0.688 million for the period, an increase of $0.151 million from the previous quarter ($0.523 million). This increase can be largely attributed to the increased marketing and investor relations costs, additional professional and administrative costs as a result of acquisition and integration, and increased administrative costs occurring due to an internal system reviews to better consolidate operational and administrative functions within the Company upon integration of the drilling subsidiaries.

Additional costs incurred during the quarter also included a charge of $0.666 million for stock-based compensation.

Mineral Properties

Mineral exploration expenses and mineral property expenditures for the three months ended December 31, 2004 totaled $0.181 million compared to $0.756 million for the first quarter of the fiscal year. During that period, a lump sum payment of $0.599 million was made to Prairie C's to acquire a 100% interest in their Cobalt, Ontario property.

Units expressed in thousands (000's)	Q2-05	Q1-05	To Date	Q2-04	Q1-04
Cobalt					
Property payments in cash	$ 15	$ 173	$ 1,009	$ 43	$ 18
Property payments in shares	-	450	1,219	322	10
Mineral exploration	$ 111	$ 53	$ 1,068	$ 12	$ 16
Electrum Lake					
Property payments in cash	$ 10	$ -	$ 18	$ 5	$ -
Property payments in shares	32	-	72	-	-
Mineral exploration	$ 12	$ 13	$ 67	$ 7	$ -
Loney					
Property payments in cash	$ -	$ 7	$ 4	$ -	$ -
Property payments in shares	-	7	5	-	-
Mineral exploration	$ -	$ 44	$ 44	$ -	$ -
Hope Lake					
Property payments in cash	$ -	$ 6	$ 5	$ -	$ -
Property payments in shares	-	-	10	-	-
Mineral exploration	$ -	$ 1	$ 1	$ -	$ -
Skead					
Property payments in cash	$ -	$ -	$ 2	$ -	$ -
Property payments in shares	-	-	20	-	-
Mineral exploration	$ 1	$ 2	$ 2	$ -	$ -
Totals					
Property payments in cash	$ 25	$ 186	$ 1,038	$ 48	$ 18
Property payments in shares	32	457	1,326	322	10
Mineral exploration	$ 124	$ 113	$ 1,182	$ 19	$ 16

RISKS AND UNCERTAINTIES

Cabo's revenues have been negligible in prior years. As the Company includes the provision of mineral drilling services in its business, significant revenues are anticipated to continue through future periods. Revenues for the Company are driven by its' mining and mineral exploration customers ability to explore for mineral and metals resources. The Company's customers ability to conduct and continue exploration activities is dependent on their ability to raise equity financing in capital markets and through cash flow generated through the production of minerals and metals, which in turn is dependant on mineral and metal commodity prices.

As a result of strong mineral and metals prices seen in the last three years, the mineral drilling services industry is experiencing significant growth. Industry prices are rising but the availability of skilled drillers is uncertain, which has consequently put upward pressure on wages. Any abrupt changes in mineral prices or exploration expenditures could adversely affect the Company's drilling operations. To offset the negative risks of potential declining minerals and metals markets, the Company employs two strategies:

- to diversify a portion of its operations into alternative drilling sectors that are not dependent on these commodities, and

- to increase the competitiveness of the Company in the mineral drilling industry such that in a declining market the Company will be able to gain market share to sustain revenues.

With the improvement of the minerals and mining industry, the Company's client base is expanding to include an increasing number of junior mining and exploration companies. In many cases, junior exploration and mining companies rely solely on capital markets to fund their operations, and as such the availability and timing of financing could negatively impact their ability to pay for drilling services. To mitigate this risk the Company conducts extensive credit checks and in some cases requires large cash deposits from these companies prior to commencing work.

Cabo's drilling operations may enter into long-term contracts with customers at fixed prices. The Company's expenses may vary significantly over a contract period due to fluctuations in the cost of labour, materials and equipment consequently creating variations in the profitability of these contracts with fixed prices. The Company mitigates this risk by anticipating escalation in costs when bidding projects or provides provision for cost escalation in contracts entered into with customers. However, significant price fluctuations without warning could negatively impact the Company's margins on a project basis.

The majority of the Company's business is conducted in Canadian dollars. Cabo does compete for projects internationally and receives payments in foreign currency while incurring most expenses in Canadian dollars. This may also result in fluctuations in a project's profitability due to currency exchange volatility. The Company also holds US denominated currency and securities that are also subject to exchange volatility. To reduce the risks due to currency fluctuation the Company tries to match its foreign currency revenue exposure with a similar foreign currency expense exposure.

LIQUIDITY

Cabo's ongoing requirements for capital consist primarily of amounts required for working capital to finance capital expenditures, to fund debt service requirements, to finance exploration activities and to acquire other drilling companies. These capital requirements will be generally satisfied by a combination of cash flows from operations and the availability of cash and marketable securities presently held by the Company. Working capital requirements will be determined principally by drilling activity levels, and the resulting levels and rates of turnover of accounts receivable and inventory.

Cabo's current cash (marketable securities and cash equivalents) position is $4.661 million at December 31, 2004 compared to $4.871 million at September 30, 2004. Working capital at the end of the quarter was $7.304 million compared to $7.005 million at the end of the first quarter. During the quarter, the Company raised gross proceeds of $1 million pursuant to a Canadian tax flow-through private placement priced at $0.80 per common share. These funds are specific for use in exploring Cabo's mineral properties.

Cash outflows for the period include preliminary costs for the Company's accounting software ($0.210 million), costs associated with the purchase of Stratacan ($0.108 million), purchase of capital assets ($0.457) and resource property costs ($0.150 million).

The Company has entered into a buyback agreement to finance the costs associated with the Company's new accounting software. At the Company's discretion, the full cost of the software

would be financed over a three year period at 13.4% per annum. This financing is to a maximum of $400,000.

The following table outlines the changes from contractual obligations due to the retirement of debt compared with end of fiscal year 2004 ("FY-04") as listed in the Company's annual MD&A.

Contractual Obligations (in thousands of Canadian dollars ($000's)	Payment Due by Period				
	Total	Less than 1year	1-3 years	4-5 years	After 5 years
Period ending December 31, 2004					
Capital leases	$ 188	$ 76	$ 112	$ -	$ -
Term loan	43	20	23	-	-
Total Contractual Obligations	$ 231	$ 96	$ 135	$ -	$ -

TRANSACTIONS WITH RELATED PARTIES

In thousands of Canadian dollars ($000's)	Q2-05	Q1-05	To Date	Q2-04	Q1-04
John A. Versfelt, Chairman, President and CEO, provides general management, administration and secretarial, accounting and paralegal services, and related services to the Company through American Resources Management Corp. ("ARMC"), a company owned and controlled by Mr. Versfelt.	$ 53	$ 81	$ 134	$ 72	$ 26
Seymour M. Sears, Vice-President of Explorations, provides geological consulting services to the Company through Sears, Barry & Associates Ltd. ("Sears") a company owned and controlled by Mr. Sears.	69	63	132	17	16
Corry J. Silbernagel, Vice-President of Finance & Corporate Development, and CFO, provides management and financial consulting services to the Company through CJS Consultants Ltd. ("CJS") a company owned and controlled by Mr. Silbernagel.	19	19	38	-	-
Thomas D. Lamb, Corporate Secretary, provides management, para-legal and regulatory services to the Company through T. Lamb Associates, Inc. ("TLA") a company owned and controlled by Mr. Lamb.	13	-	13	-	-
Terry Aimone, director, is a significant shareholder of Heath & Sherwood International Inc. ("HSI") a company that provides drilling and other related services to the Company.	$ 47	$ 81	$ 128	$ -	$ -

SHARES OUTSTANDING

At the date of this MD&A, the Company had 28,368,045 common shares, 5,871,156 warrants and 1,977,000 options outstanding.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Cabo, including the Company's Annual Information Form for the most recent financial year, can be found on SEDAR at www.sedar.com.

CABO MINING ENTERPRISES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

Unaudited - Prepared by Management

CABO MINING ENTERPRISES CORP.
CONSOLIDATED BALANCE SHEET

	December 31 2004	June 30 2004
	($000's)	($000's)
ASSETS		
Current		
Cash	$ 309	$ 6,906
Short-term investments and marketable securities	4,352	10
Accounts receivable	3,258	2,879
Prepaid expenses	339	96
Work-in-progress	-	52
Inventories	1,789	1,641
	10,047	11,584
Investments	-	11
Capital Assets (Notes 4, 5 & 9)	2,138	1,950
Deferred Exploration Expenditures	1,182	945
Mineral Properties (Note 3)	2,777	2,077
Future income taxes	139	146
Goodwill (Note 5)	66	126
	$ 16,349	$ 16,839
LIABILITIES		
Current		
Bank overdraft	$ -	$ 200
Accounts payable and accrued liabilities (Note 9)	2,150	2,700
Due to directors and related parties	-	835
Current portion of long-term debt (Note 6)	96	1,089
Unearned revenue	411	114
Income tax payable	86	83
	2,743	5,021
Long-term Liabilities (Note 6)	135	106
	2,878	5,127
SHAREHOLDERS' EQUITY		
Share Capital (Note 8)	24,002	22,493
Contributed Surplus (Note 8)	1,089	423
Deficit	(11,620)	(11,204)
	13,471	11,712
	$ 16,349	$ 16,839

Approved by the Board

____________________ **Director**

____________________ **Director**

Unaudited - Prepared by Management

CABO MINING ENTERPRISES CORP.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

	Six months ended December 31		Three months ended December 31	
	2004	2003	2004	2003
	($000's)	($000's)	($000's)	($000's)
REVENUE	$ 9,985	$ -	$ 4,693	$ -
COST OF SALES	8,348	-	4,002	-
GROSS MARGIN	1,637	-	691	-
General and administrative	1,196	126	688	98
Income (Loss) Before the Following	441	(126)	3	(98)
Interest income (expense)	42	-	17	-
Amortization	(151)	(4)	(81)	(3)
Loss on foreign exchange	(29)	-	(15)	-
Loss on termination of contract	-	(30)	-	-
Income (Loss) Before Stock-based Compensation and Taxes	303	(160)	(76)	(101)
Stock-based compensation (Note 8)	(666)	-	(666)	-
Loss Before Taxes	(363)	(160)	(742)	(101)
Tax provision	53	-	30	-
Net Income (Loss) for the Period	(416)	(160)	(772)	(101)
Deficit, Beginning of Period	(11,204)	(10,859)	(10,848)	(10,918)
Deficit, End of Period	$ (11,620)	$ (11,019)	$ (11,620)	$ (11,019)

EARNINGS PER SHARE

Loss per Share - basic and diluted	$ (0.015)	(0.017)	$ (0.028)	$ (0.011)
Based on weighted average number of outstanding common shares (000's)	27,522	9,190	27,522	9,190

Unaudited - Prepared by Management

CABO MINING ENTERPRISES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended December 31		Three months ended December 31	
	2004	2003	2004	2003
	($000's)	($000's)	($000's)	($000's)
Cash Flows From Operating Activities				
Loss for the period	$ (416)	$ (160)	$ (772)	$ (101)
Items not involving cash				
Stock-based compensation	666	-	666	-
Amortization	151	4	81	3
	401	(156)	(25)	(98)
Changes in non-cash working capital items:				
Accounts receivable	(188)	(4)	246	(6)
Prepaid expenses	(239)	32	(203)	1
Inventories	(138)	-	(37)	-
Accounts payable and accrued liabilities	(332)	(8)	(331)	(9)
	(496)	(136)	(350)	(112)
Cash Flows From Investing Activities				
Mineral properties expenditures	(294)	(109)	(26)	(91)
Deferred exploration expenditures	(237)	(36)	(124)	(20)
Invested in short-term investments	(4,343)	-	(192)	-
Purchase of subsidiary	(108)	-	(108)	-
Capital assets purchased	(689)	-	(486)	-
	(5,671)	(146)	(936)	(112)
Cash Flows From Financing Activities				
Repayment of loans payable	(1,198)	-	53	-
Due to directors and related parties	(105)	183	-	125
Issuance of shares for cash	897	267	895	267
Exercise of warrants	40	-	-	-
	(366)	450	948	392
Increase (Decrease) In Cash	(6,533)	168	(338)	168
Cash, Beginning of Period	6,906	2	711	2
Cash (bank indebtedness) on acquisition of subsidiary	(64)	-	(64)	-
Cash, End of Period	$ 309	$ 170	$ 309	$ 170

Unaudited - Prepared by Management

CABO MINING ENTERPRISES CORP.
SCHEDULE OF DEFERRED EXPLORATION EXPENSES
FOR THE PERIOD ENDED

	Six Months Ended December 31 2004	Three Months Ended December 31 2004	Year Ended June 30 2004
	($000's)	($000's)	($000's)
Exploration Expenditures			
Accommodation and travel	$ 34	$ 16	$ 6
Annual rental fees	4	1	1
Assays and sample preparation	15	10	25
Contract fees			
Project management and geologists	147	78	75
Reports and maps	9	8	23
Rental and storage	5	-	133
Equipment	23	11	9
	237	124	272
Deferred Exploration, Beginning of Period	945	1,058	673
Deferred Exploration, End of Period	$ 1,182	$ 1,182	$ 945

Allocation of Deferred Exploration	Six Months Ended December 31 2004	Three Months Ended December 31 2004	Year Ended June 30 2004
	($000's)	($000's)	($000's)
Colbalt Property	$ 164	$ 111	$ 230
Electrum Lake Property	25	12	42
Loney Property	44	-	-
Skead Property	3	1	-
Hope Lake Property	1	-	-
	$ 237	$ 124	$ 272

1. NATURE OF OPERATIONS AND GOING CONCERN:

Cabo Mining Enterprises Corp. ("Cabo", the "Company") is a Canadian company incorporated under the Yukon Business Corporations Act.

The Company is in the process of exploring its mineral properties and has not yet determined as to whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown as mineral properties and related deferred exploration expenditures, is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to attain profitable production or receive proceeds from the disposition thereof.

The Company, through the acquisition of drilling companies, has begun diversifying its operations. Its principal source of revenue is primarily from contract drilling services provided to companies involved in mining and mineral exploration. Cabo is actively exploring other opportunities to expand its presence in this mining services sector as well as geotechnical/geoenvironmental and industry drilling services through

2. ACCOUNTING POLICIES:

The consolidated financial information has been prepared in accordance with accounting principles generally accepted in Canada and includes the following significant accounting policies:

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from their date of acquisition. All material inter-company transactions and balances have been eliminated on consolidation.

b) Marketable Securities

Marketable securities, comprising of shares listed on a recognized stock exchange, are recorded at the lower of cost and market value.

c) Inventories

The Company, through its subsidiaries, maintains an inventory of operating supplies, drill rods and drill bits. Inventories are valued at the lower of cost and replacement cost. The value of used inventory is considered minimal except for the drill rods, which if considered usable, are valued at a percentage of cost based on management's estimate of usage.

d) Mineral Properties and Deferred Exploration Expenditures

The Company records its interest in mineral properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company does not accrue the estimated future costs of maintaining its mineral interest in good standing. The amounts shown for mineral properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future value.

e) **Work-in-Progress**

Work-in-progress is recorded at cost.

f) **Option Payments Received**

Option payments received are recorded as a reduction of the carrying value of the related mineral properties and deferred exploration expenditures with the excess, if any, included in earnings.

g) **Investments**

Long-term investments are recorded at cost, unless there is a permanent diminution in the value of the investment.

h) **Goodwill**

Goodwill represents the excess at the date of acquisition of the cost over the fair market value of the net amounts assigned to individual assets and liabilities assumed. Effective January 1, 2003, the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants ("CICA") for goodwill. Goodwill will be assessed at least annually for impairment in accordance with the new standard.

i) **Capital Assets and Amortization**

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method, unless otherwise stated, at the following rates:

	Amortization Rate
Buildings	5%
Computer & office equipment	30%
Vehicle & equipment	20%
Drilling & field equipment	15%

j) **Use of Estimates**

The preparation of financial statements in accordance with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimate as additional information becomes available in the future.

k) **Financial Instruments**

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, marketable securities, accounts receivable, accounts payable and accrued liabilities, and amounts due to directors and related parties. Fair values approximate their carrying value since the instruments are short term in nature and are receivable or payable on demand.

l) Non-monetary Transactions

Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of the agreement or completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In such circumstances the value of the shares is determined based on the estimated fair value of the consideration received.

m) Foreign Currency Translation

Transactions in foreign currencies are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date,
- non-monetary assets and liabilities at historic rates,
- income and expenses at the average rate in effect during the year; and
- exchange gains or losses are recorded in the consolidated statement of income (loss) and deficit.

n) Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that future income tax benefits are not likely to be realized.

o) Stock-based Compensation

In accordance with the CICA Handbook - Section 3870, the Company accounts for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees, directors and non-employees are measured at fair value at the grant date, and expensed over vesting period with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

p) Flow-through Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Proceeds of the offering, net of the tax value of the renouncable expenditure are credited to share capital. Upon renunciation, the value of the tax benefits foregone are credited to the statements of loss and deficit.

q) Income (Loss) Per Share

Basic income (loss) per share is based on the weighted average number of shares outstanding during the year.

r) **Revenue Recognition**

Revenue from contracts is recognized and billed. Other revenues are recognized when goods are shipped.

3. MINERAL PROPERTIES:

Period expenditures are detailed in the Schedule of Deferred Exploration Expenses in the financial statements contained herein.

a) **Cobalt Properties - Cobalt, Ontario**

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Acquisition Agreement") dated March 30, 1998, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario (the "Cobalt Property") by paying a total of $300,000 (paid) and issuing up to 400,000 common shares (368,775 issued). The remaining common shares to be issued will be issued on the basis of one share for each one dollar expended by the Company on exploration and property expenditures.

Effective March 30, 1998, the Company assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments totaling $5,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a 1% net smelter royalty ('NSR").

On June 14, 2002, the Company exercised its rights of refusal, under an agreement dated February 11, 2002, whereby the Company was granted an exclusive option to purchase a 100% interest in a number of claims contiguous to the Cobalt property by issuing up to 87,000 common shares (issued).

On July 9, 2004, the Company entered into a buy-out agreement, subject to a one percent (1%) NSR reserved for Prairie C, to purchase all of Prairie C's remaining interest in the original Cobalt Property (including all of the additional claims included therein by various amendments) and sixteen (16) claims under the Prairie C Option Agreement.

The buy-out agreement replaces all the Company's existing option agreements with Prairie C, thus eliminating cumulative option payments totaling $216,000, a $50,000 lump sum payment presently due and a $75,000 lump sum payment due April 1, 2007, as well as subsequent option payments. The Company also issued an additional 50,000 shares that were outstanding under the original agreement. The Company has received regulatory approval and all considerations for the buy-out have been delivered and paid.

The Company has also staked a number of additional claims in the Cobalt Property area.

	December 31, 2004	June 30, 2004
Consideration paid to date ($000's)	$ 2,657	$ 2,019

b) Electrum Lake Property - Kenora, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Electrum Agreement") dated October 28, 2003, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Kenora Mining Division, in the province of Ontario, near Electrum Lake (the "Electrum Lake Property") by paying a total of $30,000 ($15,000 paid) and issuing up to 100,000 common shares (70,000 issued). The remaining payments and issuance of common shares related to the Electrum Lake property are as follows:

- payment of $15,000 dollars and issuance of 30,000 common shares on or before October 28, 2005.

Under the terms of the Electrum Agreement, the Company must also incur expenditures totaling $200,000 for exploration or development work on the property, subject to the following:

- $35,000 of expenditures on or before October 28, 2004 (expensed);
- A further $50,000 of expenditures on or before October 28, 2005; and
- A further $115,000 of expenditures on or before October 28, 2006.

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $500,000.

	December 31, 2004	June 30, 2004
Consideration paid to date ($000's)	$ 67	$ 25

c) Loney Property - Sudbury, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Loney Agreement") dated May 4, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Sudbury Mining Division, in the province of Ontario, near Sudbury (the "Loney Property") by paying a total of $7,510 ($2,010 paid) and issuing up to 39,333 common shares (5,000 issued). The remaining payments and issuance of common shares related to the Loney property are as follows:

- payment of $2,500 and issuance of 13,333 common shares on or before June 30, 2005; and
- payment of $3,000 and issuance of 21,000 common shares on or before June 30, 2006.

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $1,000,000.

	December 31, 2004	June 30, 2004
Consideration paid to date ($000's)	$ 20	$ 6

d) Hope Lake Property - Kenora, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Hope Agreement") dated June 4, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims situated in the Kenora Mining Division, in the province of Ontario, near Kenora (the "Hope Lake Property") by paying a total of $22,000 ($5,000 paid) and issuing up to 30,000 common shares (10,000 issued). The remaining payments and issuance of common shares related to the Hope Lake property are as follows:

- payment of $7,000 and issuance of 10,000 common shares on or before June 4, 2005; and
- payment of $10,000 and issuance of 10,000 common shares on or before June 4, 2006.

Under the terms of the Hope Agreement, the Company must also incur expenses totaling $285,000 for exploration or development work on the property, subject to the following:

- $45,000 of expenditures on or before June 4, 2005;
- A further $90,000 of expenditures on or before June 4, 2006; and
- A further $150,000 of expenditures on or before June 4, 2007.

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $500,000.

	December 31, 2004	June 30, 2004
Consideration paid to date ($000's)	$ 14	$ 8

e) Skead Property - Sudbury, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Skead Agreement") dated January 12, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Sudbury Mining Division, in the province of Ontario, near Sudbury (the "Skead Property") by paying a total of $8,000 ($4,500 paid) and issuing up to 60,000 common shares (40,000 issued). The remaining payments and issuance of common shares related to the Skead property are as follows:

- payment of $3,500 and issuance of 20,000 common shares on or before January 12, 2006.

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $1,000,000. In the event commercial production has not commenced by January 12, 2007, annual royalty payments of $5,000 will be payable until such time as commercial production.

	December 31, 2004	June 30, 2004
Consideration paid to date ($000's)	$ 19	$ 19

6. LONG TERM DEBT:

in thousands of Canadian dollars ($000's)	December 31, 2004		June 30, 2004	
Demand loan	$	-	$	74
Term loan (a)		43		53
Capital lease (b)		73		46
Demand installment loans		-		1,000
Vehicle loan (c)		18		22
Vehicle loan (d)		97		-
	$	231	$	1,195
Current Portion		(96)		(1,089)
	$	135	$	106

(a) Term loan bears interest at bank prime less 1% per annum, payable in monthly installments of $1,667 plus interest maturing February 2007.

(b) Capital lease obligations have monthly aggregate payments of $973 at interest rates of 0.0% to 16.2% per annum.

(c) Vehicle loan, payable in blended monthly installments of $665 bearing interest at 4.9% per annum.

(d) Vehicle loan, payable in blended monthly installments of $2,613 bearing interest at 7.0% per annum.

7. RELATED PARTY TRANSACTIONS:

in thousands of Canadian dollars ($000's)	December 31, 2004		December 31, 2003	
Deferred exploration and staking activities charged by a company controlled by an officer	$	132	$	33
Management, para-legal, office administration and rent, accounting, and secretarial services charged by a company controlled by a director		134		98
Management and financial consulting activities charged by a company controlled by an officer		38		-
Drilling and other related labour services billed by a company controlled by a director		128		-
Management, para-legal and regulatory services billed by a company controlled by an officer		13		-
Deposit for rent paid on behalf of a company in which a director also serves on the board.	$	20	$	-

8. **SHARE CAPITAL:**

a) Authorized

100,000,000 common shares without par value

b) Issued

	Six months ended December 31, 2004		Three months ended December 31, 2004		June 30, 2004	
in thousands of Canadian dollars	SHARES (000's)	AMOUNT (000's)	SHARES (000's)	AMOUNT (000's)	SHARES (000's)	AMOUNT (000's)
Balance, beginning of period	26,354	$ 22,493	26,867	$ 22,909	9,107	$ 12,609
For Property	492	405	35	31	155	107
Private placements	1,250	1,000	1,250	1,000	10,455	7,438
For finders fees	-	-	-	-	186	112
Exercise of warrants	56	40	-	-	1,254	666
Exercise of options	-	-	-	-	186	138
For debt settlement	-	-	-	-	1,700	340
For acquisitions	196	167	196	167	3,278	1,639
For bonus	-	-	-	-	33	8
Share issue costs	-	(103)	-	(105)	-	(693)
Reduction in contributed surplus on exercise of options	-	-	-	-	-	129
Balance, end of period	28,348	$ 24,002	28,348	$ 24,002	26,354	$ 22,493

c) As at December 31, 2004, the following stock options were outstanding:

Outstanding Options		Exercisable Options		
Number	Weighted Average Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
598,000	$ 0.75	598,000	3 years	$ 0.75
1,431,000	$ 0.92	-	3 years	$ 0.92

8. **SHARE CAPITAL (Continued):**

A summary of the changes in stock options for the quarter ended December 31, 2004 is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, July 1, 2004	598,000	$ 0.75
Options granted	1,431,000	0.92
Options exercised	-	-
Options expired or cancelled	-	-
Balance, December 31, 2004	2,029,000	$ 0.87

The weighted average fair value of the 1,431,000 options granted during the quarter was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Dividend Rate	0%
Risk-free rate	3.4%
Expected life (years)	2.9
Expected volatility	78%

The fair value of each option granted was $0.47. Compensation expense of $666,195 was charged to operations and credited to contributed surplus in the quarter ended December 31, 2004.

d) As at December 31, 2004, share purchase warrants were outstanding to purchase 5,871,156 common shares as follows:

Expiry Date	Number of Shares	Exercise Price
February 12, 2005	64,000	$ 0.60
January 19, 2006	1,136,800	0.40
April 6, 2006	1,772,650	1.25
April 16, 2006	2,897,706	1.25
Total	5,871,156	

e) **Contributed Surplus**

in thousands of Canadian dollars ($000's)	December 31, 2004	June 30, 2004
Balance, beginning of period	$ 423	$ 552
Relieve contributed surplus on exercise of share options	-	(129)
Compensation attributed to shares options granted during the period	666	-
Balance, end of period	$ 1,089	$ 423

9. RETIREMENT OF DEBT

During the quarter ended December 31, 2004 the Company reduced capital assets (and accordingly accounts payable) by $151,897 as a result of the final confirmation of acquired Petro Drilling (Maritimes) Limited and Petro Drilling Limited shareholder debt. This debt acquisition resulted from the purchase of Petro Drilling (Maritimes) Limited and its wholly owned subsidiary from its previous owner.

10. SUBSEQUENT EVENTS:

a) On January 27, 2005 the Company has entered into a buyback agreement to finance the costs associated with the Company's new accounting software. At the Company's discretion, the full cost of the software would be financed over a three year period at 13.4% per annum. This financing is to a maximum of $400,000.

b) On February 17, 2005, the Company announced that it completed the acquisition of Advanced Drilling Ltd. and related companies for cash consideration of $1,350,000 and the issuance of 1,833,333 shares of common stock at $0.90 per share for value of $1,650,000, thereby adding 35 drill rigs to its existing fleet of 65 drills.